Pocket Properties App Corp

Balance Sheet

[USD $]

	As at May 31, 2022
Assets	
Current assets:	
Cash	70,450.35
Total current assets	**70,450.35**
Intantigle Asset	-
Total Assets	**70,450.35**
Liabilities	
Current liabilities:	
Accounts Payable	-
Total current liabilities	**-**
Long-term debt	-
Total Liabilities	**-**
Shareholder's Equity	
Opening Balance Equity	26,132.68
Owner's Equity	300.00
Equity through SAFE (WeFund)	53,756.38
Retained Earnings/Loss	(9,738.71)
Other Comprehensive Income	-
Shareholder's Equity	**70,450.35**
Total Liabilities & Shareholder's Equity	**70,450.35**
Check	*0.00*